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EMAIL: RNEBEL@olshanlaw.com

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April 17, 2017

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rent-A-Center, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed by Engaged Capital Flagship Master Fund, LP, Glenn W. Welling, et al. (the “Proxy Statement”)
Filed April 12, 2017
File No. 1-38047

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 13, 2017 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Revised Preliminary Proxy Statement

1.	A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:
•	we believe Rent-A-Center has grown Acceptance Now by reducing rental standards, and as a result, high levels of merchandise returns have flooded Core U.S. sales floors causing the Core stores to be competitively disadvantaged to peers.”

Engaged Capital acknowledges the Staff’s comment and provides the Staff with the following supplemental information in support of its stated belief regarding the Acceptance Now segment.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 17, 2017

In the Company’s Investor Presentation issued on April 10, 2017, the Company made the following statements with respect to Acceptance Now (referred to in the presentation as ANow)1:

•	“Limit negative impact on Core RTO from returned ANow product”
o	This statement made by the Company acknowledges the fact that returns made under the Acceptance Now segment have negatively impacted the Company’s Core RTO segment, which is consistent with Engaged Capital’s stated belief.
•	“Shorten terms to reduce time to ownership and risk of transaction fatigue”
o	From the Company’s stated goal of shortening Acceptance Now terms to reduce time to ownership and risk of transaction fatigue, it is evident that the Company realizes that the return of Acceptance Now product is causing a problem, thus it is attempting to compress the time frame to transition Acceptance Now customers to owners more quickly to reduce the risk of returns.
•	“Review relationships on an ongoing basis to identify appropriate adjustments”
o	This statement made by the Company regarding the need to review Acceptance Now relationships seems to further indicate the Company is aware that adjustments need to be made to the program.

Furthermore, as disclosed in the Company’s most recent Form 10-K filing, Acceptance Now charge-offs have increased due to customer stolen merchandise. In fact, charge-offs have consistently increased from 5.9% in 2013, to 7.8% in 2014, to 8.5% in 2015 to 10.0% in 2016.2 This is an indication of increasingly poor credit quality of renters, which we are concerned correlates with a reduction of rental standards.

Engaged Capital has revised its disclosure. Please see page 8 of the Proxy Statement.

2.	Disclosure on page 6 indicates that “[a]t the time the Poison Pill was adopted, Engaged Capital had beneficial ownership of approximately 16.9% of the outstanding shares of Common Stock and combined beneficial and economic ownership interest in approximately 20.5% of the outstanding shares of Common Stock.” Please consider supplementing the disclosure to explain the reference to economic ownership interest.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 6 of the Proxy Statement.

3.	We note that Mr. Butler currently serves as Chief Executive Officer, President and a director of A Team Leasing, which we understand operates rent-to-own stores in competition with the Company. With a view towards disclosure in the proxy statement, please advise whether Mr. Butler’s role at A Team Leasing presents any issues or risks with respect to his service as director of the Company, including (i) potential violations of Section 8 of the Clayton Act, related to competitive interlocks between two companies; (ii) potential conflicts of interest; (iii) adherence to the Company’s corporate governance policies; and (iv) potential restrictions placed on Mr. Butler as a member of the Company’s board of directors.

1 See slides 16-17 of Investor Presentation filed as Exhibit 99.3 to Form 8-K filed on April 10, 2017.

2 Rent-A-Center Form 10-K filings.

April 17, 2017

Engaged Capital acknowledges the Staff’s comment and has removed Mr. Butler as a nominee in the Proxy Statement and has filed an amendment to its Schedule 13D disclosing its withdrawal of Mr. Butler’s nomination for election as a director at the Annual Meeting. Engaged Capital will withdraw an additional nominee prior to the filing of its definitive proxy statement.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Ryan P. Nebel
Ryan P. Nebel

cc:	Glenn W. Welling, Engaged Capital, LLC Steve Wolosky, Olshan Frome Wolosky LLP